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                              QUORUM VENTURES, INC.
                             2640 Tempe Knoll Drive
                        North Vancouver, British Columbia
                                 Canada V7N 4K6
                            Telephone: (604) 908-0233
                            Facsimile: (604) 986-4733

April 5, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:  Jay Ingram

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-119715

Further to your letter dated March 10, 2006, we provide the following responses:

Changes in and disagreements with accountants on accounting and financial
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disclosure, page 56
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1.       We note  that  audit  report  issued  by Dohan  and  Company  contained
         disclosures   regarding  going  concern  issues.   Please  revise  your
         disclosure to indicate the accountant's (Dohan & Company) report on the financial statements for the period from inception (February 2, 2004) to May 31, 2004 contained disclosure of uncertainty regarding the ability to continue as a going concern in accordance with Item 304(a)(1)(ii) of Regulation S-B.

         We have disclosed that Dohan and Company's report on our financial statements from the period from our inception to May 31, 2004 contained an opinion that there was substantial doubt as to our ability to continue as a going concern.

2. We noted your response to our prior comment 6 and your revised disclosure. Please revise your disclosure regarding disagreements with the accountants to clarify that there were no disagreements for the fiscal period audit, (from inception to May 31, 2004) and any subsequent interim period through the date of dismissal (September 15, 2005).

         We have revised our disclosure to indicate that there were no disagreements between us and Dohan and Company relating to the fiscal period audited (from our inception to May 31, 2004) or any subsequent interim period through the date of dismissal.

3. Please file a letter from Dohan & Company stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.

         We have filed a letter from Dohan and Company stating that they agree with our revised disclosure.

Part II - Information Not Required in Prospectus
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Exhibits
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4.       We reissue our prior  comment 9 of out letter dated December  19, 2005.
         Please file the legality opinion with the next amendment.

         We have filed a legal opinion with our amended registration statement.

Undertakings
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5.       The  undertakings  required in connection  with an offering  subject to
         Rule 415 have recently been amended. Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

         We have included the additional undertakings that are now required by Rule 415.

Other Regulatory
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6.       We noted the date of the audit report  referenced  in Dohan & Company's consent (November 23, 2004) is not consistent with the audit report presented (October 12, 2004). Please revise accordingly.

         Dohan & Company's current consent is now consistent with the audit report presented.

         Yours truly,

         /s/ Steven Bolton

         Steven Bolton, President
         QUORUM VENTURES, INC.